SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value and

American Depositary Shares, evidenced by American Depositary Receipts,

each representing a share of Common Capital Stock

(Title of Class of Securities)

Common Capital Stock: 718252109; ADSs: 718252604

(CUSIP Number)

Robert C. Nicholson

Executive Director

First Pacific Company Limited

24th Floor, Two Exchange Square

8 Connaught Place, Central

Hong Kong Special Administrative Region

The People’s Republic of China

(852) 2842-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 2 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) First Pacific Company Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 55,552,513 (including 3,832,466 ADSs)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 55,552,513 (including 3,832,466 ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,552,513 (including 3,832,466 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7%
14.	TYPE OF REPORTING PERSON HC/CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 3 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Holland Pacific N.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 8,573,250
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 8,573,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,573,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 4 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IntaLink B.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 8,573,250
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 8,573,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,573,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 5 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Larouge B.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 8,573,250
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 8,573,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,573,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 6 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 43,146,797
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 7 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Investments Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 8 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Resources, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
8. SHARED VOTING POWER 43,146,797
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 9 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Assets Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 26,034,263
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 26,034,263

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,034,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 10 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Philippine Telecommunications Investment Corporation 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 26,034,263
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 26,034,263

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,034,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 11 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Investments Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 43,146,797
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 12 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Semilion Enterprises Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 3,832,466 (consisting of 3,832,466 ADSs)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 3,832,466 (consisting of 3,832,466 ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,832,466 (consisting of 3,832,466 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 13 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Osbert Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 3,832,466 (consisting of 3,832,466 ADSs)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 3,832,466 (consisting of 3,832,466 ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,832,466 (consisting of 3,832,466 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON CO

ITEM 1. SECURITY AND ISSUER

This Statement amends, restates and/or supplements the Statement on Schedule 13D dated November 23, 1998 and filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined herein), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 thereto (collectively, the “Schedule 13D”), relating to the shares of Common Capital Stock, par value five Philippine Pesos per share (the “Common Shares”), of Philippine Long Distance Telephone Company (“PLDT”) and the American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), each representing one Common Share and issued by Citibank, N.A., as depositary, pursuant to the Common Stock Deposit Agreement dated October 19, 1994 between Citibank, N.A., as Depositary, and the Holders of American Depositary Receipts evidencing American Depositary Shares representing Common Capital Stock of PLDT. Effective February 10, 2003, PLDT appointed JPMorgan Chase Bank as successor depositary of PLDT’s ADRs. The facility was established in accordance with a Common Stock Deposit Agreement dated October 19, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs. PLDT is incorporated in the Republic of the Philippines (“The Philippines”) and has its principal executive offices at Ramon Cojuangco Building, Makati Avenue, Makati City, Metro Manila, The Philippines. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) - (b) This Schedule 13D is being filed on behalf of:

•	First Pacific Company Limited (“First Pacific”), a corporation incorporated with limited liability in Bermuda, with its principal offices located at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China;

•	Holland Pacific N.V. (“HPNV”), a company incorporated under the laws of the Netherlands Antilles, with its registered office at 1, Berg Arrarat, Curacao, Netherlands Antilles;

•	IntaLink B.V. (“IntaLink”), a company incorporated under the laws of The Netherlands, with its registered office at Rokin 55, 1012 KK Amsterdam, The Netherlands;

•	Larouge B.V. (“Larouge”), a company incorporated under the laws of The Netherlands, with its registered office at Rokin 55, 1012 KK Amsterdam, The Netherlands;

•	Metro Pacific Holdings, Inc. (“MPHI”), a company incorporated under the laws of The Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	Metro Pacific Investments Limited (“MPIL”), a company incorporated under the laws of the Cayman Islands, with its registered office at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands;

•	Metro Pacific Resources, Inc. (“MPR”), a company incorporated under the laws of The Philippines with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	Metro Pacific Assets Holdings, Inc. (“MPAH”), a company incorporated under the laws of The Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

Page 14 of 35 Pages

•	Enterprise Investments Holdings, Inc. (“EIH”), a company incorporated under the laws of The Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	Philippine Telecommunications Investment Corporation (“PTIC”), a company incorporated under the laws of The Philippines, with its registered office at 7th Floor, Ramon Cojuangco Building, Ayala Avenue corner Makati Avenue, Makati City, Metro Manila, The Philippines;

•	Osbert Limited (“Osbert”), a company incorporated under the laws of The British Virgin Islands, with its registered office at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands; and

•	Semilion Enterprises Inc. (“SEI”), a company incorporated under the laws of The British Virgin Islands, with its registered office at Omar Hodge Building, Wickham’s Cay, Road Town, Tortola, British Virgin Islands.

“First Pacific’s principal business is serving as a holding company for subsidiaries and associated companies engaged in three core businesses: 1) consumer food products; 2) telecommunications and 3) property and transportation. The principal business of each of HPNV, IntaLink, MPHI, MPIL, MPR, MPAH, EIH and Osbert (the “Intermediate Holding Companies”), SEI and Larouge, is that of an investment holding company. First Pacific, through HPNV and IntaLink, holds 100% of Larouge. First Pacific, through EIH, MPHI , MPIL, MPR, HPNV and IntaLink, holds 100% of MPAH. First Pacific, through Osbert, holds 100% of SEI.

“MPAH owns an aggregate of approximately 13.9% of PTIC’s outstanding shares of common stock (the “PTIC Shares”) and also holds an irrevocable proxy to vote approximately 46.1% of the PTIC Shares. Larouge owns 40% of the PTIC Shares. PTIC’s principal business is holding approximately 14.4% of the outstanding Common Shares. Based upon PLDT’s most recent report filed on Form 20-F, the Reporting Persons believe that PTIC is the largest single beneficial stockholder of PLDT.

“First Pacific, the Intermediate Holding Companies, Larouge, PTIC and SEI are referred to in this statement as the “Reporting Persons”. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 (“Rule 13d-5”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

“As at January 12, 2006, First Pacific Investments Limited (“FPIL”), a private company (incorporated in the Republic of Liberia) which owns approximately 24.78% of First Pacific’s outstanding shares, and First Pacific Investments (B.V.I.) Limited (“FPIL-BVI”), a private company (incorporated in the British Virgin Islands) which owns approximately 19.70% of First Pacific’s outstanding shares, together owned a controlling interest in First Pacific.

“To the best of First Pacific’s knowledge, (i) Soedono Salim and Sutanto Djuhar each owns 30% of the outstanding common stock of FPIL, and Anthoni Salim, Tedy Djuhar, Sudwikatmono and Ibrahim Risjad each owns 10% of the outstanding common stock of FPIL, and (ii) Soedono Salim and Anthoni Salim, each owns approximately one-third or more of the outstanding common stock of FPIL-BVI. Through their combined interests in FPIL and FPIL-BVI, Soedono Salim, Anthoni Salim, Sutanto Djuhar, Tedy Djuhar, Sudwikatmono and Ibrahim Risjad (together, the “Liem Investor Group”) may together be deemed to control First Pacific. FPIL, FPIL-BVI and the Liem Investor Group are together referred to in this Statement as the “First Pacific Controlling Persons”.

“(c), (f) The following Schedules to this Statement set forth the name, business address, present principal occupation or employment, as well as the name, principal business and address of the corporation or organization in which such occupation or employment is carried on, of the directors and executive officers of each Reporting Person and the First Pacific Controlling Persons:

Schedule A	First Pacific
Schedule B	Larouge
Schedule C	Intermediate Holding Companies
Schedule D	FPIL and FPIL-BVI
Schedule E	PTIC
Schedule F	SEI

Page 15 of 35 Pages

“(d) - (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the First Pacific Controlling Persons nor any of the directors and executive officers listed in Schedules A through F hereof, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.”

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As described in Item 4, Larouge purchased a total of 36,671 Common Shares between December 29, 2005 to January 3, 2006 as a result of a Capital Distribution under the terms and conditions of the Exchangeable Notes using funds received as dividends from its investment holdings in PLDT. As described in Item 5, SEI purchased 2,277,466 Common Shares/ ADSs from June 2, 2005 to January 12, 2006 using funds from intercompany loans from First Pacific.

As described in Item 4, the Reporting Persons may in the future decide to acquire beneficial ownership of additional Common Shares and/or ADSs. The Reporting Persons have not arranged any specific funding sources for any such acquisitions, and anticipate that, if they were to make such acquisitions, they would rely upon internal resources.

ITEM 4. PURPOSE OF TRANSACTION.

The last sentence of the fourth paragraph of Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

“On January 21, 2005, 700,000 Common Shares were lent pursuant to the Securities Lending Agreement dated January 18, 2005, of which 417,000 Common Shares are outstanding as of January 12, 2006.

The final paragraph of Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

“On July 14, 2005, PLDT distributed dividends on the Common Shares held as Exchange Property of US$2,538,594.28. On December 28, 2005, PLDT distributed dividends on the Common Shares held as Exchange Property of US$2,681,963.69. Total dividends to date with respect to the Common Shares held as Exchange Property relating to the accounting year ended December 31, 2005 were US$5,220,557.97 which resulted in a Capital Distribution (as defined in Trust Deed) equivalent to US$1,265,911.77. In accordance with the terms and conditions of the Exchangeable Notes, this amount has been applied by Larouge to purchase 36,671 additional Common Shares, on The Philippine Stock Exchange Inc., between December 29, 2005 to January 3, 2006, which have been added to the Exchange Property. An announcement describing these matters was issued by First Pacific Finance Limited, the Issuer of the Exchangeable Notes, to the Singapore Exchange Ltd. (the exchange upon which the Exchangeable Notes are listed), on January 4, 2006 and published on January 5, 2006. A copy of this announcement is attached as exhibit 46 hereto.

“As of January 4, 2006, the holder of each Exchangeable Note had an Exchange Right to exchange such Exchangeable Note at any time during the exchange period for a pro rata share of the Exchange Property, comprising 342.7519 Common Shares (subject to adjustment) for each US$10,000 principal amount of Exchangeable Notes. Assuming full exchange of the Exchangeable Notes at the revised amount of the Exchange Property, the Exchangeable Notes will be exchangeable into 6,820,762 Common Shares (subject to adjustment), representing approximately 3.8 per cent. of outstanding Common Shares, and reducing First Pacific’s beneficial ownership in PLDT from approximately 30.7 per cent. to 26.9 per cent., and its economic interest in PLDT (defined as its effective interest in the shares of PLDT) from approximately 24.1 per cent. to 20.3 per cent. Assuming full exchange of the Exchangeable Notes, Larouge’s direct beneficial ownership would be reduced from 8,573,250 Common Shares (representing approximately 4.7% of the outstanding Common Shares) to 1,752,488 Common Shares (representing approximately 1.0% of the outstanding Common Shares).

Page 16 of 35 Page

“The Reporting Persons purchased, directly and indirectly, Common Shares and ADSs with a view to maintaining a significant direct and indirect equity interest in PLDT and significant influence over the management and policies of PLDT, including representation on PLDT’s board of directors, that is at least commensurate with their aggregate direct and indirect interest from time to time.

“As described in Item 5, in addition to the transfer of 1,555,000 Common Shares from Larouge to SEI, SEI purchased an additional 2,277,466 Common Shares/ ADSs from June 2, 2005 to January 12, 2006. The Reporting Persons have also made purchases of Common Shares and ADSs as set forth in Schedule G. Such acquisitions have been made principally to minimize the dilutive impact on the Reporting Persons’ strategic investment in PLDT upon the conversion of outstanding PLDT convertible preferred shares and share options into new Common Shares and ADSs. As a result of these purchases and the purchase of additional Common Shares to be added to the Exchange Property as described in this Item 4, the Reporting Persons now control approximately 30.7% of the voting power attached to the Common Shares/ ADSs. The Reporting Persons may acquire beneficial ownership of additional Common Shares and/or ADSs through purchases, from time to time, in the open market at prices prevailing in the market at the time of such purchases, or through privately negotiated transactions for the purchase of such shares at prices deemed favourable by such Reporting Persons (that may or may not be related to prices of the Common Shares or ADSs prevailing in the open market) or by means of an offer, tender, exchange and/or otherwise, to purchase all or a portion of the securities of PLDT. Subject to any restrictions on disposals of those shares, each of the Reporting Persons reserves all of its rights in regard to its beneficial ownership of Common Shares and ADSs, including the right to dispose of some or all of its beneficial ownership of Common Shares and/or ADSs, whether in a single transaction or a series of related transactions, in the open market, in privately negotiated transactions or otherwise.

“In reaching any conclusion as to the foregoing, the Reporting Persons may take into consideration various factors, including, without limitation, actions taken by PLDT, PLDT’s board of directors, management or its principal shareholders; PLDT’s business, results of operations, prospects and financial conditions; available sources of financing for additional purchases of ADSs or Common Shares; the market for PLDT’s securities; further issuances of PLDT’s Common Shares and/or ADSs; dilution of current shareholding (including, but not limited to, exercise of the Exchange Right under the Exchangeable Notes); other opportunities available to the Reporting Persons, general economic, financial and stock market conditions; and other further developments.

“(b) – (j) Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Schedule 13D.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) As at the close of business on January 12, 2006, the Reporting Persons, beneficially own an aggregate of 55,552,513 Common Shares (including 3,832,466 ADSs) . Together these Common Shares/ ADSs represent approximately 30.7% of the outstanding Common Shares.

“Throughout this Statement, determinations of beneficial ownership have been made pursuant to Rule 13d-3 of the Exchange Act.

“(b) As at the close of business on January 12, 2006, PTIC is the direct beneficial owner of, with voting and dispositive power over, 26,034,263 Common Shares (representing approximately 14.4% of the outstanding Common Shares). As at the close of business on January 12, 2006, Larouge is the direct beneficial owner of, with voting and dispositive power over, 8,573,250 Common Shares (representing approximately 4.7% of the outstanding Common Shares). As at the close of business on January 12, 2006, MPR is the direct beneficial owner of, with voting and dispositive power over, 17,112,534 Common Shares (representing approximately 9.5% of the outstanding Common Shares). As at the close of business on January 12, 2006, SEI is the direct beneficial owner of, with voting and dispositive power over, 3,832,466 Common Shares all in the form of ADSs (representing approximately 2.1% of the outstanding Common Shares).”

Page 17 of 35 Pages

“First Pacific may, by virtue of its indirect interests in PTIC, Larouge, MPR and SEI, be deemed to be a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and share the power to vote and dispose of, those Common Shares/ ADSs of which PTIC, Larouge, MPR and SEI are the respective direct beneficial owners. Each of EIH, MPHI, MPIL, MPR and MPAH may, by virtue of its respective direct or indirect interest in PTIC, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which PTIC is the direct beneficial owner. Each of HPNV and IntaLink may, by virtue of its respective direct or indirect interest in Larouge, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which Larouge is the respective direct beneficial owner. Each of EIH and MPHI may, by virtue of its respective direct or indirect interests in MPR, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which MPR is the direct beneficial owner. Osbert may, by virtue of its direct interest in SEI, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares as represented by ADSs of which SEI is the direct beneficial owner.

“(c) Schedule G lists the number of ADSs and Common Shares purchased or sold by the Reporting Persons and, to the best knowledge of the Reporting Persons, each other person named in Item 2 (and related schedules) during the past 60 days, the dates of those purchases and sales and the price(s) per share paid or received for each such transaction. To the best knowledge of the Reporting Persons, unless otherwise indicated in Schedule G, all such transactions were effected on The Philippine Stock Exchange Inc. or the New York Stock Exchange (“NYSE”).

“(d) In certain circumstances involving a default under the equity swap facility between SEI and Calyon in Item 6 of this Statement, Calyon has the right to receive the proceeds from the sale of the 1,558,118 ADSs pledged to it in connection with the equity swap facility.

“(e) not applicable

“Between June 6, 2005 and August 24, 2005, 1,555,000 Common Shares were transferred from Larouge to SEI and subsequently converted into 1,555,000 ADSs. However, the aggregate number of Common Shares/ ADSs with respect to which the Reporting Persons collectively disclosed beneficial ownership at the time of this transfer did not change as a result of this intra-group transfer. In addition, between June 2, 2005 and January 12, 2006, SEI purchased 1,430,126 ADSs on the NYSE at an average price of US$31.02 and 847,340 Common Shares on The Philippine Stock Exchange Inc. at an average price of Pesos 1,601. Such Common Shares were subsequently converted into ADSs.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PLDT.

The final paragraph of Item 6 of the Schedule 13D is amended and restated as follows:

“As described under Item 4, First Pacific purchased additional Common Shares pursuant to the terms and conditions of the Exchangeable Notes.

“On July 19, 2005, SEI entered into a secured financing in the form of an equity swap facility with Calyon Corporate and Investment Bank (“Calyon”) which was unconditionally guaranteed by First Pacific whereby SEI agreed to transfer legal title over 1,558,118 ADSs and deliver an additional 1,558,118 ADSs to Calyon to secure a loan facility of US$50 million subject to the terms and conditions of the equity swap facility documents. This ADSs transfer was effected on November 29, 2005 and the transaction will automatically terminate on November 23, 2012 if not already terminated by SEI before this date. Pursuant to the terms of such financing, Calyon has appointed SEI as its proxy for voting in respect of the Common Shares represented by such ADSs that had their legal title transferred to Calyon. SEI and First Pacific thus retain the voting rights, all dividends and other distribution entitlements and beneficial interests in the Common Shares represented by ADSs that had their legal title transferred to Calyon. Also, SEI has the right, but not the obligation, to terminate such financing at any time and on one or more occasions. Upon termination, Calyon shall deliver such ADSs that had their legal title transferred to Calyon to SEI. Copies of the equity swap facility documents are attached as exhibits 47, 48, 49, 50 and 51 hereto.

“Any description contained in this Schedule 13D relating to the announcement, press announcement or the closing press announcement or the transaction contemplated therein does not purport to be complete and is qualified in its entirety by reference to such exhibits.”

Page 18 of 35 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Listed below are all Exhibits applicable to this Amendment No. 11 to Schedule 13D. Exhibits 2 through 18 were previously filed as exhibits to the Schedule 13D filed by First Pacific, HPNV, Larouge, EIH, MPHI, MPR and MPAH (the “Original Reporting Persons”) and HPBV on November 23, 1998. Exhibits 19 and 20 were previously filed as exhibits to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons and HPBV on November 25, 1998. Exhibit 21 was previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on December 4, 1998. Exhibits 22, 23 and 24 were previously filed as exhibits to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on June 4, 1999. Exhibits 25, 26 and 27 were previously filed as exhibits to Amendment No. 4 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on October 1, 1999. Exhibits 28, 29, 30 and 31 were previously filed as exhibits to Amendment No. 5 to the Schedule 13D filed by the Original Reporting Persons, IntaLink, PTIC, Metro Asia Link Holdings, Inc. and Metro Pacific Corporation, on March 29, 2000. Exhibits 32 and 33 were previously filed as exhibits to Amendment No. 6 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on June 11, 2002. Exhibits 34, 35, 36 were previously filed as exhibits to Amendment No. 7 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on July 18, 2002. Exhibits 37 and 38 were previously filed as exhibits to Amendment No. 8 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on October 8, 2002. Exhibits 39, 40, 41, 42, 43, 44 and 45 were previously filed as exhibits to Amendment No. 10 to the Schedule 13D filed by the Original Reporting Persons, MPIL, IntaLink, PTIC, Asia Link B.V., Asia Link Holdings Limited and Asia Link N.V. on February 8, 2005.

Exhibit Number	Exhibit Description
1	Joint Filing Agreement dated January 13, 2006.

46	Announcement of First Pacific Finance Limited, dated January 4, 2006, published January 5, 2006 on the internet site of SGXNET.

47	ISDA Master Agreement relating to the equity swap facility between SEI and Calyon

48	Schedule to the ISDA Master Agreement relating to the equity swap facility between SEI and Calyon

49	Credit Support Annex (Part 1) relating to the equity swap facility between SEI and Calyon

50	Credit Support Annex (Part 2) relating to the equity swap facility between SEI and Calyon

51	Swap Confirmation related to the equity swap facility between SEI and Calyon

Page 19 of 35 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2006

FIRST PACIFIC COMPANY LIMITED

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

HOLLAND PACIFIC N.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

INTALINK B.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

LAROUGE B.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

Page 20 of 35 Pages

METRO PACIFIC HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC RESOURCES, INC.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC INVESTMENTS LIMITED

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC ASSETS HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

ENTERPRISE INVESTMENTS HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

Page 21 of 35 Pages

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

OSBERT LIMITED

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

SEMILION ENTERPRISES INC.

/s/ Joseph H.P. Ng
Name:	Joseph H.P. Ng
Title:	Director

Page 22 of 35 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF

FIRST PACIFIC COMPANY LIMITED (“First Pacific”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of First Pacific is set forth below. If no business address is given, the director’s or executive officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with First Pacific. First Pacific’s principal business is serving as a holding company for subsidiaries and associated companies engaged in three core businesses: 1) consumer food products; 2) telecommunications and 3) property and transportation.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Directors:

Anthoni Salim	Indonesia

Chairman.

President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk and holds positions of Commissioner and Director in various companies, including Elders Australia Limited and Futuris Corporation Limited; also a member of the GE International Advisory Board and the Advisory Board for ALLIANZ Group.

Wisma Indocement Level 19

Jl. Jend. Sudirman Kav 70-71,

Jakarta 12910, Indonesia

Manuel V. Pangilinan	The Philippines	Managing Director & Chief Executive Officer. Chairman of PLDT.

Edward A. Tortorici	U.S.A.	Executive Director.

Robert C. Nicholson	U.K.	Executive Director.

Page 23 of 35 Pages

Albert F. del Rosario	The Philippines

Non-Executive Director.

Ambassador Extraordinary and Plenipoteniary of the Republic of the Philippines to the United States of America; Chairman of Gotuaco, del Rosario and Associates Inc, Asia Traders Insurance Corporation and the Philippine Center Management Board Inc.;

Serves as Director or Commissioner in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, PLDT, Infrontier (Philippines)Inc. and Philippine Cancer Society.

1600 Massachusetts Avenue, NW

Washington D.C. 20036

U.S.A.

Benny S. Santoso	Indonesia

Non-Executive Director.

Director of PT Indocement Tunggal Prakarsa Tbk; Commissioner of PT Indoslar Visual Mandlri Tbk.

Director and Commissioner of a number of other Indonesian companies.

9th Floor, Wisma Indocement

Jl. Jend. Sudirman Kav. 70-71

Jakarta 12910

Indonesia

Sutanto Djuhar	Indonesia

Non-Executive Director.

Commissioner of PT Kartika Chandra;

Director of PT Bogasari Flour Mills and Pacific

Industries and Development Ltd.

Level 19 Wisma Indocement, Kav 70-71,

Jl.Jend, Sudirman, Jakarta 12910,

Indonesia

Ibrahim Risjad	Indonesia

Non-Executive Director.

Commissioner of PT Indocement Tunggal Prakarsa Tbk; Vice President of the Board of Commissioners of PT Indofood Sukses Makmur Tbk.

Menara Batavia 30th Floor

Jl. K.H. Mas Mansyur

Jakarta 10230

Indonesia

Tedy Djuhar	Indonesia

Non-Executive Director.

Vice President Director of PT Indocement Tunggal Prakarsa Tbk; Director of Pacific Industries and Development Ltd., and a number of other Indonesian companies.

Level 19 Wisma Indocement, Kav 70-71,

Jl.Jend, Sudirman, Jakarta 12910, Indonesia;

Cement Operations

Graham L. Pickles	Australia	Independent Non-Executive Director. Sandle Holdings, Level 8, 45 Market Street, Sydney, Australia

Prof. Edward Kwan-Yiu Chen, GBS, CBE, JP	U.K.

Independent Non-Executive Director.

President of Lingnan University; Independent Non-Executive Director of Asia Satellite Telecommunications and Trustee of Eaton Vance Management Funds; and Non-executive Director of Wharf Holdings Limited.

8 Castle Peak Road, Lingnan Section

Tuen Mun, Hong Kong SAR;

Educational Institution

Page 24 of 35 Pages

David Tang, OBE, Chevallier de L’Ordre des Arts et des Lettres	U.K.

Independent Non-Executive Director.

Founder of the Shanghai Tang Stores and the China Clubs in Hong Kong, Beijing and Singapore, as well as The Pacific Cigar Company Limited; hold Hong Kong directorships on the Boards of Lai Sun Development Limited and Free Duty Limited; U.S. directorship of Tommy Hilfiger Corporation; London adviserships include those of Asprey Limited and Garrard Limited and the Savoy Group of Hotels.

Room 1112, Jardine House

1 Connaught Place, Central

Hong Kong SAR

Executive Officers:

Maisie Lam	U.K.	Executive Vice President – Group Human Resources.

Joseph H.P. Ng	U.K.	Executive Vice President – Group Finance.

Nancy L.M. Li	Hong Kong	Assistant Vice President, Company Secretary.

Page 25 of 35 Pages

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS

OF

LAROUGE B.V.

(“LAROUGE”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Larouge is set forth below. If no business address is given, the director’s or executive officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with Larouge.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Paul F. Wallace	U.K.	Accountant.

MeesPierson Intertrust B.V.	The Netherlands	Corporation Services Rokin 55, 1012 KK, Amsterdam, The Netherlands

Page 26 of 35 Pages

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS

OF

THE INTERMEDIATE HOLDING COMPANIES

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Intermediate Holding Companies is set forth below. If no business address is given, the director’s or executive officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with the relevant Intermediate Holding Company.

ENTERPRISE INVESTMENTS HOLDINGS, INC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Edward A. Tortorici	U.S.A.	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Napoleon L. Nazareno	The Philippines	President & Chief Executive Officer of PLDT, 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines

Augusto P. Palisoc, Jr.	The Philippines	Businessman. 10th Floor, MGO Building Legaspi corner Dela Rosa Streets Legaspi Village 0721 Makati City, Metro Manila, Philippines

Ray C. Espinosa	The Philippines	Director of PLDT. 5th Floor, L.V. Locsin Building Ayala corner Makati Avenue 1200 Makati City Metro Manila Philippines

Page 27 of 35 Pages

HOLLAND PACIFIC N.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Soedono Salim	Indonesia	Businessman c/o Wisma Indocement Level 19 Jl. Jend. Sudirman Kav. 70-71 Jakarta 12910, Indonesia

Sutanto Djuhar	Indonesia	See Schedule A for details

Sudwikatmono	Indonesia	Businessman. c/o Wisma Indocement Level 19 Jl. Jend. Sudirman Kav. 70-71 Jakarta 12910, Indonesia

Ibrahim Risjad	Indonesia	See Schedule A for details

Anthoni Salim	Indonesia	See Schedule A for details

Tedy Djuhar	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Paul F. Wallace	U.K.	See Schedule B for details

Caribbean Management Company N.V.	Netherlands Antilles	Corporate Services. 1, Berg Arrarat, Curacao, Netherlands Antilles

INTALINK B.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details

Paul F. Wallace	U.K.	See Schedule B for details

MeesPierson Intertrust B.V.	The Netherlands	See Schedule B for details

METRO PACIFIC ASSETS HOLDINGS, INC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Edward A. Tortorici	U.S.A.	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Napoleon L. Nazareno	The Philippines	See Schedule C for details

Augusto P. Palisoc, Jr.	The Philippines	See Schedule C for details

Ray C. Espinosa	The Philippines	See Schedule C for details

Page 28 of 35 Pages

METRO PACIFIC HOLDINGS, INC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Edward A. Tortorici	U.S.A.	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Napoleon L. Nazareno	The Philippines	See Schedule C for details

Augusto P. Palisoc, Jr.	The Philippines	See Schedule C for details

Ray C. Espinosa	The Philippines	See Schedule C for details

METRO PACIFIC RESOURCES, INC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Edward A. Tortorici	U.S.A.	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Napoleon L. Nazareno	The Philippines	See Schedule C for details

Augusto P. Palisoc, Jr.	The Philippines	See Schedule C for details

Ray C. Espinosa	The Philippines	See Schedule C for details

METRO PACIFIC INVESTMENTS LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details

Paul F. Wallace	U.K.	See Schedule B for details

Page 29 of 35 Pages

OSBERT LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details

Paul F. Wallace	U.K.	See Schedule B for details

Joseph H. P. Ng	U.K.	See Schedule A for details

Page 30 of 35 Pages

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS

OF

FIRST PACIFIC INVESTMENTS LIMITED

(“FPIL”)

AND FIRST PACIFIC

INVESTMENTS (BVI) LIMITED

(“FPIL-BVI”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of FPIL and FPIL-BVI is set forth below. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with FPIL or FPIL-BVI, as the case may be.

FIRST PACIFIC INVESTMENTS LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Soedono Salim	Indonesia	See Schedule C for details

Sutanto Djuhar	Indonesia	See Schedule A for details

Sudwikatmono	Indonesia	See Schedule C for details

Ibrahim Risjad	Indonesia	See Schedule A for details

Anthoni Salim	Indonesia	See Schedule A for details

Tedy Djuhar	Indonesia	See Schedule A for details

FIRST PACIFIC INVESTMENTS (BVI) LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Soedono Salim	Indonesia	See Schedule C for details

Anthoni Salim	Indonesia	See Schedule A for details

Andree Halim	Indonesia	Entrepreneur. 150 South Bridge Road, 12th Floor, Unit 3, Fook Hai Building, Singapore 058727, Republic of Singapore

Page 31 of 35 Pages

SCHEDULE E

DIRECTORS AND EXECUTIVE OFFICERS

OF

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

(“PTIC”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of PTIC is set forth below. If no business address is given, the director’s or executive officer’s address is 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with PTIC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business

Antonio O. Cojuangco	The Philippines	Director of PLDT.

Ramon O. Cojuangco, Jr.	The Philippines	Businessman.

Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Page 32 of 35 Pages

SCHEDULE F

DIRECTORS AND EXECUTIVE OFFICERS

OF

SEMILION ENTERPRISES INC. (“SEI”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of SEI is set forth below. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with SEI.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Robert C. Nicholson	U.K.	See Schedule A for details

Joseph H. P. Ng	U.K.	See Schedule A for details

Page 33 of 35 Pages

SCHEDULE G

TRANSACTIONS IN THE ISSUER’S ADSs AND COMMON SHARES

IN THE PAST 60 DAYS

To the best knowledge of the Reporting Persons, unless otherwise indicated, all reported transactions occurred on The Philippine Stock Exchange Inc. or the NYSE.

Item 2 Person	Trade Date	Transaction	Number Of Shares/ADSs	Price Per Share/ADS (average)
SEI	December 20, 2005	Purchase	20,000 ADSs	US$33.3815

SEI	December 21, 2005	Purchase	32,500 ADSs	US$33.6861

SEI	December 23, 2005	Purchase	50,000 ADSs	US$34.0024

SEI	December 27, 2005	Purchase	35,900 ADSs	US$33.6883

SEI	December 28, 2005	Purchase	50,000 ADSs	US$33.8116

Larouge	December 29, 2005	Purchase	30,000 Common Shares	Pesos 1826.8033(1)

Manuel V. Pangilinan	December 29, 2005	Purchase	2,500 Common Shares	Pesos 1817.8200(1)

Larouge	January 2, 2006	Purchase	6,600 Common Shares	Pesos 1817.0648(1)

Larouge	January 3, 2006	Purchase	71 Common Shares	Pesos 1810.0000(1)

SEI	January 3, 2006	Purchase	151,726 ADSs	US$34.2858

SEI	January 3, 2006	Purchase	20,000 ADSs	US$34.1718

SEI	January 4, 2006	Purchase	37,000 ADSs	US$35.1753

SEI	January 5, 2006	Purchase	60,200 ADSs	US$34.9439

SEI	January 10, 2006	Purchase	30,000 ADSs	US$35.2000

SEI	January 10, 2006	Purchase	20,000 ADSs	US$35.4259

SEI	January 11, 2006	Purchase	50,000 ADSs	US$35.4302

SEI	January 12, 2006	Purchase	20,000 ADSs	US$35.2800

(1)	The US$/Peso exchange rate as at the close of business on January 12, 2006 was Pesos 52.38 = US$1.00.

US$/Peso exchange rate on the days in which Common Shares were purchased in Pesos:

December 29, 2005	Pesos 53.05 = US$1.00
January 2, 2006	Pesos 52.88 = US$1.00
January 3, 2006	Pesos 52.61 = US$1.00

Page 34 of 35 Pages

INDEX TO EXHIBITS

Listed below are all Exhibits applicable to this Amendment No. 11 to Schedule 13D. Exhibits 2 through 18 were previously filed as exhibits to the Schedule 13D filed by First Pacific, HPNV, Larouge, EIH, MPHI, MPR and MPAH (the “Original Reporting Persons”) and HPBV on November 23, 1998. Exhibits 19 and 20 were previously filed as exhibits to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons and HPBV on November 25, 1998. Exhibit 21 was previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on December 4, 1998. Exhibits 22, 23 and 24 were previously filed as exhibits to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on June 4, 1999. Exhibits 25, 26 and 27 were previously filed as exhibits to Amendment No. 4 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on October 1, 1999. Exhibits 28, 29, 30 and 31 were previously filed as exhibits to Amendment No. 5 to the Schedule 13D filed by the Original Reporting Persons, IntaLink, PTIC, Metro Asia Link Holdings, Inc. and Metro Pacific Corporation on March 29, 2000. Exhibits 32 and 33 were previously filed as exhibits to Amendment No. 6 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on June 11, 2002. Exhibits 34, 35, 36 were previously filed as exhibits to Amendment No. 7 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on July 18, 2002. Exhibits 37 and 38 were previously filed as exhibits to Amendment No. 8 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on October 8, 2002. Exhibits 39, 40, 41, 42, 43, 44 and 45 were previously filed as exhibits to Amendment No. 10 to the Schedule 13D filed by the Original Reporting Persons, MPIL, IntaLink, PTIC, on February 8, 2005.

Exhibit Number	Exhibit Description
1	Joint Filing Agreement dated January 13, 2006.

46	Announcement of First Pacific Finance Limited, dated January 4, 2006, published January 5, 2006 on the internet site of SGXNET.

47	ISDA Master Agreement relating to the equity swap facility between SEI and Calyon

48	Schedule to the ISDA Master Agreement relating to the equity swap facility between SEI and Calyon

49	Credit Support Annex (Part 1) relating to the equity swap facility between SEI and Calyon

50	Credit Support Annex (Part 2) relating to the equity swap facility between SEI and Calyon

51	Swap Confirmation related to the equity swap facility between SEI and Calyon

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